[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]








                                                     August 18, 2005


VIA FACSIMILE AND EDGAR
-----------------------

Christine Bashaw
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                  Re:  Koor Industries Ltd.
                       Form 20-F for the Fiscal Year Ended December 31, 2004
                       -----------------------------------------------------

Dear Ms. Bashaw:

         As per our telephone conversation today, on behalf of Koor Industries Ltd., a corporation organized under the laws of the State of Israel (the "Company"), we will endeavor to file an amendment to the Company's annual report on Form 20-F for the year ended December 31, 2005, and respond to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated August 17, 2005, by no later than September 16, 2005.

         If you have any questions relating to the foregoing, please contact me at (212) 735-2919 or David Goldschmidt at (212) 735-3574.

                                        Very truly yours,

                                        /s/ Yehuda Markovits

                                        Yehuda Markovits


cc:      Yuval Yanai
         Ran Maidan
         Shlomo Heller
         David Goldschmidt